Exhibit 21.1
Subsidiaries of Spyre Therapeutics, Inc.

Name of Subsidiary	Jurisdiction
Spyre Therapeutics LLC	Delaware

Aeglea Development Company, Inc.	Delaware

AERase, Inc.	Delaware

AECase, Inc.	Delaware

AEMase, Inc.	Delaware

AE4ase, Inc.	Delaware

AE5ase, Inc.	Delaware

AE6ase, Inc.	Delaware

Aeglea Biotherapeutics UK Limited	England and Wales

Aeglea Ireland Limited	Ireland

Aeglea BioTherapeutics US LLC	Delaware

         DOCPROPERTY "DOCID" \* MERGEFORMAT